^form 13G
^reformat no
^field AMMEND#
^field STOCK_NAME
Pharmanetics Inc.
^field CLASS
Common Stock
^field CUSIP
71713J-10-7
^field PAID
^field P1
^page
^field CUSID
71713J-10-7
^field PAGE
2
^field PAGE
6
^field APP_NAME
Davenport & Company LLC
^field SSN
54-1835842
^field A
^field B
X
^field JF02
Limited Liability Company
^field JF03
442970
^field JF04
211565
^field JF05
442970
^field JF06
211565
^field JF07
654535
^field B
^field JF09
8.75%
^field JF10
BD, IA
^page
^page
^field STOCK_NAME
Pharmanetics, Inc.
^field STOCK_ADDRESS
5301 Departure Drive  Raleigh, NC 27616
^field NAME_OF_PERSON
Davenport & Company LLC
^field ADDRESS_OF_BUS
901 E. Cary Street, Suite 1100  Richmond, VA 23219
^field CITIZEN
Limited Liability Company
^field CLASS_OF_STOCK
Common Stock
^field CUSIP
71713J-10-7
^field BROKER
X
^field BANK
^field INSURANCE
^field INVESTMENT
^field BROKER
X
^field BROKER
^field PARENT
^field GROUP
^field BENEFICIALLY
654535
^field PERCENT
8.75%
^page
^field SOLE
442970
^field SHARED
211565
^field SOLE_DISPOSE
442970
^field SHARED_DISPOSE
211565
^field CHECK
^field DATE
January 07, 2000
^field NAME
J. Lee Keiger, III
^field TITLE
Senior VP, CFO
^page
^field JF01
ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


THE 654,535 SHARES REPORTED AS BEING HELD WITH SHARED VOTING OR SHARED DISPOSITIVE POWER ARE HELD BY (1) SIXTY-TWO INDIVIDUALS WHO ARE CUSTOMERS OF DAVENPORT & COMPANY LLC AND WHO HAVE GIVEN CERTAIN DISCRETIONARY AUTHORIZATIONS TO CERTAIN REGISTERED REPRESENTATIVES OF DAVENPORT WITH RESPECT TO THE MANAGEMENT OF THEIR INVESTMENT ACCOUNTS IN THE ORDINARY COURSE OF BUSINESS, AND
(2) FORTY ONE INDIVIDUALS WHO EITHER ARE REGISTERED REPRESENTATIVES OF DAVENPORT OR MEMBERS OF THEIR IMMEDIATE FAMILY AS PART OF THEIR RESPECTIVE PERSONAL INVESTMENT PORTFOLIOS. NONE OF SUCH INDIVIDUALS HOLDING COLLECTIVELY 5% OR MORE OF THE OUTSTANDING VOTING SECURITIES OF THE ISSUER IN QUESTION ARE ACTING IN CONCERT WITH RESPECT TO SUCH INVESTMENTS AND EACH HAS SPECIFICALLY DISCLAIMED BOTH BENEFICIAL OWNERSHIP IN ANY OF SUCH OTHER INDIVIDUAL'S SECURITIES AND THE EXISTENCE OF A GROUP. DAVENPORT ALSO HAS SPECIFICALLY DISCLAIMED BOTH BENEFICIAL OWNERSHIP IN ANY OF SUCH INDIVIDUAL'S SECURITIES AND THE EXISTENCE OF A GROUP.